Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Amendment No. 1 to the Registration Statement on Form S-1 of MPM Holdings Inc. of our report dated April 11, 2014, except for the earnings per common share data included in the Consolidated Statements of Operations, the emergence from bankruptcy discussed in Note 1 to the consolidated financial statements, and the elimination of the substantial doubt about the company’s ability to continue as a going concern as discussed in the second paragraph of our report, as to which the date is December 31, 2014, relating to the consolidated financial statements and financial statement schedule of Momentive Performance Materials Inc. which appears in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Columbus, Ohio

February 13, 2015